Filed by Thomas Weisel Partners Group, Inc.

Pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act

of 1934, as amended

Thomas Weisel Partners Group, Inc. (File No. 000-51730)
Subject Company: Thomas Weisel Partners Group, Inc. (File No. 000-51730)

Dear Thomas Weisel Partners Client:

I am extremely delighted to announce our strategic combination with Stifel Financial Corp. Together, Thomas Weisel Partners and Stifel will build the premier middle-market investment bank with exposure to all sectors of the economy. The combined firm will have the capacity to generate approximately $1.6 billion in revenues and will have a $2.0 billion pro forma market capitalization and $1.0 billion in pro forma equity capital. Our investment banking revenues are expected to increase significantly through additional product offerings and expanded sector exposure.

Why Stifel Financial? The answer is very clear. There is virtually no overlap in banking and less than a 10% overlap in research coverage. In addition, Stifel has one of the largest global wealth management groups with nearly $100 billion in client assets, which is a great complement to the combined investment bank. Our platform adds key growth sectors to Stifel’s investment banking business, as well as strengthens Stifel’s profile in the venture capital community where we maintain key relationships. In addition, Thomas Weisel Partners will enhance Stifel’s lead manager credentials in equities and our world-class M&A practice will supplement Stifel’s already successful business. The momentum that has been building within investment banking, specifically M&A activity and IPO filings, will benefit the combined firm in future quarters.

The combined firm will also gain a broader reach in terms of product offerings, vis-à-vis debt, geographic coverage and the scale to become a top tier player in the institutional brokerage business. Additionally, the combined firm will benefit from increased revenue opportunities and significant back-office cost savings, particularly in brokerage that should lead to enhanced profitability. Together we will continue to grow the core businesses, expand our product offerings and add depth to our focus sectors to increase our market share.

Upon completion of the merger, the combined firm will be led by Ron Kruszewski, Chairman, President and CEO of Stifel Financial and I will assume an active role as co-Chairman. Stifel has successfully completed a number of acquisitions over the last several years and their retention of people has been high. We will work to capture the brand equity of Thomas Weisel Partners in positioning our new capital markets activity. Our two firms are very similar, which should provide for a smooth transition post merger. We will operate under a strong, combined senior management team. Thomas Weisel Partners will become a subsidiary of Stifel Financial Corp. and will no longer be listed on the NASDAQ under TWPG, but instead the combined company will trade on the NYSE under SF. The transaction is expected to close on or about June 30, 2010, subject to shareholder and regulatory approvals.

You are a valued client and we are reaching out to you to assure you that from a relationship perspective, the merger will be seamless. We believe this merger will only enhance our ability to provide you with the services you have come to expect from us. Until the transaction closes, we will continue to operate our business as usual.

We thank you for your support and look forward to continuing our professional relationship with you as your business partner.

Sincerely,

/s/ THOMAS W. WEISEL
Thomas W. Weisel
Chairman and Chief Executive Officer

Additional Information and Where to Find It

In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will also constitute a prospectus of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 will include a proxy statement of Thomas Weisel Partners which will be mailed to shareholders of Thomas Weisel Partners. Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available), as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC’s website (http://www.sec.gov). Free copies of Stifel’s filings may be obtained by directing a request to Stifel’s Investor Relations by telephone to (314) 342-2000, in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by email to investorrelations@stifel.com or at Stifel’s website (http://www.stifel.com). Free copies of Thomas Weisel Partners’ filings may be obtained by directing a request to Thomas Weisel Partners’ Investor Relations by telephone to 415-364-2500, in writing to Thomas Weisel Partners, Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, by email to investorrelations@tweisel.com or at Thomas Weisel Partners’ website (http://www.tweisel.com).

Participants in the Solicitation

Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010. Information regarding Thomas Weisel Partners’ directors and executive officers is also available in Thomas Weisel Partners’ definitive proxy statement for its 2009 Annual Meeting of Shareholders filed with the SEC on April 16, 2009. These documents are available free of charge at the SEC’s web site at http://www.sec.gov and from Investor Relations at Thomas Weisel Partners and Stifel.